October 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:        Mary Mast

Lisa Vanjoske

Chris Edwards

Irene Paik

Re:        Kodiak Sciences Inc.

Registration Statement on Form S-1

(File No. 333-227237)

Acceleration Request

        Requested Date:        Wednesday, October 3, 2018

        Requested Time:        4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kodiak Sciences Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-227237) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524 or Bryan King at (206) 883-2535.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

Securities and Exchange Commission

October 1, 2018

Sincerely,

KODIAK SCIENCES INC.

/s/ John Borgeson

John Borgeson
Chief Financial Officer

Enclosures

cc:	Victor Perlroth, M.D., Kodiak Sciences Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.
Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Bruce K. Dallas, Davis Polk & Wardwell LLP
Stephen Salmon, Davis Polk & Wardwell LLP